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Exhibit 2.3

                               ARTICLES OF MERGER

                         VOCAL INVESTOR FINANCIAL, CORP.
                             (A NEVADA CORPORATION)
                                      INTO
                           LARSEN INTERNATIONAL, INC.
                            (A COLORADO CORPORATION)


1. Plan of Merger. Filed simultaneously with these articles of merger is the plan of merger which has been duly adopted by Vocal Investor Financial, Corp., a Nevada corporation (the "Non-Surviving Corporation"), and Larsen International, Inc., a Colorado corporation (the "Surviving Corporation"). Immediately before the merger, the Non-Surviving Corporation owned more than ninety percent (90%) of each class of outstanding voting securities of the Surviving Corporation.

2. Name; Place of Business. The name of the Surviving Corporation will be Vocal Communications, Inc., and its principal place of business will be 6359 East Kathleen Road, Scottsdale, Arizona 85254.

3. Statutory Agent. The name and address of the statutory agent for the service of process for the Surviving Corporation is: Jennifer Foss, 1210 South Glencoe Street, Denver, Colorado 80246.

4. Amendments to Articles of Incorporation. The plan of merger specifies that the articles of incorporation will be amended to change the name of Larsen International, Inc. to Vocal Communications, Inc. The plan of merger contains no other amendments to the articles of incorporation of the Surviving Corporation.

Accordingly, Article One of the Restated Articles of Incorporation of Larsen International, Inc. is amended as follows: the name of the corporation is changed from "Larsen International, Inc." to "Vocal Communications, Inc."

5. Shareholder Votes. Pursuant to Sections 7-111-103 and 7-111-107 of the Colorado Revised Statutes and Sections 92A.120 and 92A.190 of the Nevada Revised Statutes, approval of the shareholders of the Non-Surviving Corporation was required. The Non-Surviving Corporation had only one voting group entitled to vote on the merger. Pursuant to Section 7-111-104 of the Colorado Revised Statutes and Section 92A.190 of the Nevada Revised Statutes, approval of the shareholders of the Surviving Corporation was not required. However, each of the holders of the voting securities of the Surviving Corporation outstanding immediately prior to the merger has consented to the merger, including the amendment to the articles of incorporation of the Surviving Corporation referenced in Section 4 above, by its execution of the Agreement and Plan of Merger.


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With respect to Vocal Investor Financial, Corp., the voting group consisted of
Seven Million One Hundred Thousand (7,100,000) outstanding shares of common stock, no par value per share. Each of the shareholders of Vocal Investor Financial, Corp. approved the merger by written consent in lieu of a shareholder meeting pursuant to Sections 78.320 and 92A.120 of the Nevada Revised Statutes. The written consent was sufficient for approval of the voting group.

6. Effective Time. The merger shall be effective upon the filing of these Articles of Merger. Such date and time complies with the merger statutes of the States of Nevada and Colorado, including, without limitation, Section 7-111-104(5) of the Colorado Revised Statutes.


These Articles of Merger are dated this _______ day of April, 2001.


LARSEN INTERNATIONAL, INC.


By: __________________________________
Name:
Its:


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